Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2018	Dec 31 2017
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$182	$137
Accounts receivable		2,611	2,397
Current income taxes receivable		—	322
Inventory		1,041	894
Prepaids and other		310	175
Investments	7	745	893
Current portion of other long-term assets	8	85	79
		4,974	4,897
Exploration and evaluation assets	4	2,608	2,632
Property, plant and equipment	5	64,859	65,170
Other long-term assets	8	1,238	1,168
		$73,679	$73,867

LIABILITIES
Current liabilities
Accounts payable		$970	$775
Accrued liabilities		2,542	2,597
Current income taxes payable		119	—
Current portion of long-term debt	9	826	1,877
Current portion of other long-term liabilities	10	401	1,012
		4,858	6,261
Long-term debt	9	20,571	20,581
Other long-term liabilities	10	4,498	4,397
Deferred income taxes		11,341	10,975
		41,268	42,214
SHAREHOLDERS’ EQUITY
Share capital	12	9,405	9,109
Retained earnings		22,994	22,612
Accumulated other comprehensive income (loss)	13	12	(68)
		32,411	31,653
		$73,679	$73,867
Commitments and contingencies (note 17).

Approved by the Board of Directors on August 1, 2018.

Canadian Natural Resources Limited	1	Six Months Ended June 30, 2018

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Product sales		$6,389	$4,127	$12,124	$8,119
Less: royalties		(437)	(216)	(698)	(446)
Revenue		5,952	3,911	11,426	7,673
Expenses
Production		1,622	1,293	3,252	2,414
Transportation, blending and feedstock		1,142	762	2,294	1,505
Depletion, depreciation and amortization	5	1,270	1,210	2,527	2,509
Administration		76	75	157	162
Share-based compensation	10	175	(104)	87	(77)
Asset retirement obligation accretion	10	47	39	93	75
Interest and other financing expense		190	145	380	279
Risk management activities	16	(35)	(19)	(87)	(71)
Foreign exchange loss (gain)		171	(347)	449	(403)
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(139)	(265)	(139)	(265)
Loss (gain) from investments	7, 8	31	(33)	137	56
		4,550	2,756	9,150	6,184
Earnings before taxes		1,402	1,155	2,276	1,489
Current income tax expense (recovery)	11	257	(79)	411	(26)
Deferred income tax expense	11	163	162	300	198
Net earnings		$982	$1,072	$1,565	$1,317
Net earnings per common share
Basic	15	$0.80	$0.93	$1.28	$1.16
Diluted	15	$0.80	$0.93	$1.27	$1.16

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net earnings	$982	$1,072	$1,565	$1,317
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $nil (2017 – $6 million) – three months ended; $2 million (2017 – $6 million) – six months ended	1	40	(15)	39
Reclassification to net earnings, net of taxes of $1 million (2017 – $2 million) – three months ended; $3 million (2017 – $3 million) – six months ended	(12)	(15)	(22)	(22)
	(11)	25	(37)	17
Foreign currency translation adjustment
Translation of net investment	46	(56)	117	(75)
Other comprehensive income (loss), net of taxes	35	(31)	80	(58)
Comprehensive income	$1,017	$1,041	$1,645	$1,259

Canadian Natural Resources Limited	2	Six Months Ended June 30, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2018	Jun 30 2017
Share capital	12
Balance – beginning of period		$9,109	$4,671
Issued for the acquisition of AOSP and other assets (1)	6	—	3,818
Issued upon exercise of stock options		273	224
Previously recognized liability on stock options exercised for common shares		101	58
Purchase of common shares under Normal Course Issuer Bid		(78)	–
Balance – end of period		9,405	8,771
Retained earnings
Balance – beginning of period		22,612	21,526
Net earnings		1,565	1,317
Purchase of common shares under Normal Course Issuer Bid	12	(363)	—
Dividends on common shares	12	(820)	(640)
Balance – end of period		22,994	22,203
Accumulated other comprehensive income	13
Balance – beginning of period		(68)	70
Other comprehensive income (loss), net of taxes		80	(58)
Balance – end of period		12	12
Shareholders’ equity		$32,411	$30,986

(1)
In connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets, the Company issued non-cash share consideration of $3,818 million in the second quarter of 2017. See note 6.

Canadian Natural Resources Limited	3	Six Months Ended June 30, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Operating activities
Net earnings		$982	$1,072	$1,565	$1,317
Non-cash items
Depletion, depreciation and amortization		1,270	1,210	2,527	2,509
Share-based compensation		175	(104)	87	(77)
Asset retirement obligation accretion		47	39	93	75
Unrealized risk management gain		(8)	(6)	(41)	(46)
Unrealized foreign exchange loss (gain)		178	(355)	340	(415)
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	146	—
Loss (gain) from investments	7, 8	38	(27)	151	69
Deferred income tax expense		163	162	300	198
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(139)	(265)	(139)	(265)
Other		14	(29)	15	(7)
Abandonment expenditures		(50)	(105)	(140)	(146)
Net change in non-cash working capital		(57)	39	178	90
		2,613	1,631	5,082	3,302
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	9	(760)	3,062	(379)	2,634
Issue of medium-term notes, net	9	—	1,791	—	1,791
(Repayment) issue of US dollar debt securities, net	9	—	2,733	(1,236)	2,733
Issue of common shares on exercise of stock options		167	64	273	224
Purchase of common shares under Normal Course Issuer Bid		(441)	—	(441)	—
Dividends on common shares		(411)	(306)	(747)	(583)
		(1,445)	7,344	(2,530)	6,799
Investing activities
Net expenditures on exploration and evaluation assets		(8)	(4)	(64)	(41)
Net expenditures on property, plant and equipment		(916)	(780)	(1,873)	(1,548)
Acquisition of AOSP and other assets, net of cash acquired (1)	6	—	(8,630)	—	(8,630)
Investment in other long-term assets		(7)	(23)	(28)	(23)
Net change in non-cash working capital		(207)	493	(542)	174
		(1,138)	(8,944)	(2,507)	(10,068)
Increase in cash and cash equivalents		30	31	45	33
Cash and cash equivalents – beginning of period		152	19	137	17
Cash and cash equivalents – end of period		$182	$50	$182	$50
Interest paid, net		$223	$123	$483	$322
Income taxes received		$(14)	$(260)	$(77)	$(325)

(1)	The acquisition of AOSP in the second quarter of 2017 includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million. See note 6.

Canadian Natural Resources Limited	4	Six Months Ended June 30, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2017, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements.
The Company adopted IFRS 15 on January 1, 2018 using the retrospective with cumulative effect method. There were no changes to reported net earnings or retained earnings as a result of adopting IFRS 15. Under the standard, the Company is required to provide additional disclosure of disaggregated revenue by major product type. In connection with adoption of the standard, the Company has reclassified certain comparative amounts in a manner consistent with the presentation adopted this period.
Upon adoption of IFRS 15, the Company applied the practical expedient such that contracts that were completed in the comparative periods have not been restated. Applying this expedient had no impact to the revenue recognized under the previous revenue accounting standard as all performance obligations had been met and the consideration had been determined.
Effective January 1, 2018, the Company’s accounting policy for Revenue is as follows:
Revenue from the sale of crude oil and NGLs and natural gas products is recognized when control of the product passes to the customer and it is probable that the Company will collect the consideration to which it is entitled. Control generally passes to the customer at the point in time when the product is delivered to a location specified in a contract. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Canadian Natural Resources Limited	5	Six Months Ended June 30, 2018

Contracts for sale of the Company’s products generally have terms of less than a year, with certain contracts extending beyond one year. Contracts in North America generally specify delivery of crude oil and NGLs and natural gas throughout the term of the contract. Contracts in the North Sea and Offshore Africa generally specify delivery of crude oil at a point in time.
Sales of the Company’s crude oil and NGLs and natural gas products to customers are made pursuant to contracts based on prevailing commodity pricing at or near the time of delivery. Revenues are typically collected in the month following delivery and accordingly, the Company has elected to apply the practical expedient to not adjust consideration for the effects of a financing component. Purchases and sales of crude oil and NGLs and natural gas with the same counterparty, made to facilitate sales to customers or potential customers, that are entered into in contemplation of one another, are combined and recorded as non-monetary exchanges and measured at the net settlement amount.
Revenue in the consolidated statement of earnings represents the Company’s share of product sales net of royalty payments to governments and other mineral interest owners. The Company discloses the disaggregation of revenues from sales of crude oil and NGLs and natural gas in the segmented information in note 18.
IFRS 9 "Financial Instruments"
Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued November 2013. In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model.
The Company retrospectively adopted the amendment to IFRS 9 on January 1, 2018 and elected to apply the limited exemption in IFRS 9 relating to transition for impairment. Accordingly, provisions for impairment have not been restated in the comparative periods. Adoption of the amendment did not have a significant impact on the Company’s previous accounting for impairment of financial assets.
Effective January 1, 2018, the Company’s accounting policy for impairment of financial assets is as follows:
At each reporting date, on a forward looking basis, the Company assesses the expected credit losses associated with its debt instruments carried at amortized cost. For trade accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Credit risk is assessed based on the number of days the receivable has been outstanding and an internal credit assessment of the customer. Credit risk for longer-term receivables is assessed based on an internal credit assessment and where available, an external credit rating of the counterparty.

Canadian Natural Resources Limited	6	Six Months Ended June 30, 2018

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet. An exemption is available for mineral leases and for certain short-term leases and low-value assets, and these leases are not required to be recognized on the balance sheet. The new standard is effective January 1, 2019 and is required to be applied retrospectively, with a policy alternative of restating comparative prior periods or recognizing the cumulative adjustment in opening retained earnings at the date of adoption. The Company is in the process of reviewing its various lease agreements and business processes as a result of the new standard. The adoption of IFRS 16 may have a significant impact on the Company's financial statements.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$2,282	$—	$91	$259	$2,632
Additions	57	—	7	—	64
Transfers to property, plant and equipment	(81)	—	—	—	(81)
Disposals/derecognitions and other	—	—	—	(7)	(7)
At June 30, 2018	$2,258	$—	$98	$252	$2,608

Canadian Natural Resources Limited	7	Six Months Ended June 30, 2018

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Additions	1,285	252	62	419	9	11	2,038
Transfers from E&E assets	81	—	—	—	—	—	81
Disposals/derecognitions and other	(184)	—	—	(60)	—	—	(244)
Foreign exchange adjustments and other	—	360	246	—	—	—	606
At June 30, 2018	$65,998	$7,738	$5,189	$42,443	$437	$425	$122,230
Accumulated depletion and depreciation
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Expense	1,547	116	70	776	7	11	2,527
Disposals/derecognitions	(184)	—	—	(60)	—	—	(244)
Foreign exchange adjustments and other	—	295	219	(5)	—	—	509
At June 30, 2018	$42,514	$6,064	$4,008	$4,339	$131	$315	$57,371
Net book value
- at June 30, 2018	$23,484	$1,674	$1,181	$38,104	$306	$110	$64,859
- at December 31, 2017	$23,665	$1,473	$1,162	$38,456	$304	$110	$65,170

Project costs not subject to depletion and depreciation	Jun 30 2018	Dec 31 2017
Kirby Thermal Oil Sands – North	$1,163	$944
During the six months ended June 30, 2018, the Company acquired a number of producing crude oil and natural gas properties in the North America and North Sea Exploration and Production segments. These transactions were accounted for using the acquisition method of accounting.
In connection with the acquisitions in North America Exploration and Production, the Company acquired property, plant and equipment for net cash consideration paid of $165 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized on these acquisitions.
In connection with the acquisition of the remaining interest in certain operations in the North Sea Exploration and Production segment, the Company acquired $108 million of property, plant and equipment, for net proceeds received of $73 million. The Company also acquired net working capital of $7 million, assumed associated asset retirement obligations of $41 million and recognized net deferred income tax liabilities of $27 million related to temporary differences in the carrying amount of the acquired properties and their tax bases. The Company recognized a pre-tax gain of $120 million ($72 million after-tax) on the acquisition and a pre-tax revaluation gain of $19 million ($11 million after-tax) relating to its previously held interest.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the six months ended June 30, 2018, pre-tax interest of $32 million (June 30, 2017 – $43 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.8% (June 30, 2017 – 3.9%).

Canadian Natural Resources Limited	8	Six Months Ended June 30, 2018

6. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments. The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
Total purchase consideration of $12,541 million was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) paid to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The fair value of the assets acquired and liabilities assumed was based on management's best estimate as at the acquisition date. The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration.
7. INVESTMENTS
As at June 30, 2018, the Company had the following investments:

	Jun 30 2018	Dec 31 2017
Investment in PrairieSky Royalty Ltd.	$587	$726
Investment in Inter Pipeline Ltd.	158	167
	$745	$893
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at June 30, 2018, the Company’s investment in PrairieSky was classified as a current asset.
The loss (gain) from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Fair value loss (gain) from PrairieSky	$51	$(34)	$139	$54
Dividend income from PrairieSky	(4)	(4)	(8)	(8)
	$47	$(38)	$131	$46
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at June 30, 2018, the Company's investment in Inter Pipeline was classified as a current asset.
The (gain) loss from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Fair value (gain) loss from Inter Pipeline	$(15)	$17	$9	$27
Dividend income from Inter Pipeline	(3)	(2)	(6)	(5)
	$(18)	$15	$3	$22

Canadian Natural Resources Limited	9	Six Months Ended June 30, 2018

8. OTHER LONG-TERM ASSETS

	Jun 30 2018	Dec 31 2017
Investment in North West Redwater Partnership	$289	$292
North West Redwater Partnership subordinated debt (1)	563	510
Risk management (note 16)	272	204
Other	199	241
	1,323	1,247
Less: current portion	85	79
	$1,238	$1,168

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
The facility capital cost ("FCC") budget for the Project is currently estimated to be $9,700 million with project completion targeted for the fourth quarter 2018. Productivity challenges during construction have continued to result in upward budgetary pressures. During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To June 30, 2018, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $124 million, for a Company total of $563 million. Any additional subordinated debt financing is not expected to be significant.
As per the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020 (see note 17). The Company is unconditionally obligated to pay the service toll of the syndicated credit facility and bonds over the tolling period of 30 years.
As at June 30, 2018, Redwater Partnership had additional borrowings of $2,366 million under its secured $3,500 million syndicated credit facility. During the first quarter of 2018, Redwater Partnership extended $2,000 million of the $3,500 million revolving syndicated credit facility to June 2021. The remaining $1,500 million was extended on a fully drawn non-revolving basis maturing February 2020.
During the three months ended June 30, 2018, the Company recognized an equity loss from Redwater Partnership of $2 million (three months ended June 30, 2017 – gain of $10 million; six months ended June 30, 2018 – loss of $3 million; six months ended June 30, 2017 – gain of $12 million).

Canadian Natural Resources Limited	10	Six Months Ended June 30, 2018

9. LONG-TERM DEBT

	Jun 30 2018	Dec 31 2017
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,912	$3,544
Medium-term notes	5,300	5,300
	7,212	8,844
US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2018 - US$2,996 million; December 31, 2017 - US$1,839 million)	3,936	2,300
Commercial paper (June 30, 2018 - US$249 million; December 31, 2017 - US$500 million)	326	625
US dollar debt securities (June 30, 2018 - US$7,650 million; December 31, 2017 - US$8,650 million)	10,054	10,828
	14,316	13,753
Long-term debt before transaction costs and original issue discounts, net	21,528	22,597
Less: original issue discounts, net (1)	18	18
transaction costs (1) (2)	113	121
	21,397	22,458
Less: current portion of commercial paper	326	625
current portion of other long-term debt (1) (2)	500	1,252
	$20,571	$20,581

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2018, the Company had in place revolving bank credit facilities of $4,976 million of which $4,602 million was available. Additionally, the Company had in place fully drawn term credit facilities of $5,800 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $2,850 million non-revolving term credit facility maturing May 2020;

•	a $2,200 million non-revolving term credit facility maturing October 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2018, the Company extended the $2,425 million revolving syndicated credit facility originally due June 2020 to June 2022. Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the first quarter of 2018, the Company repaid and cancelled $150 million of the $3,000 million non-revolving term loan facility, which matures in May 2020. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at June 30, 2018, the $2,850 million facility was fully drawn.
During the second quarter of 2018, the Company extended the $2,200 million non-revolving credit facility originally due October 2019 to October 2020. Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at June 30, 2018, the $2,200 million facility was fully drawn.

Canadian Natural Resources Limited	11	Six Months Ended June 30, 2018

During the first quarter of 2018, the Company repaid and cancelled the $125 million non-revolving term credit facility scheduled to mature in February 2019. The Company also extended the $750 million non-revolving term credit facility originally due February 2019 to February 2021. Borrowings under the $750 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate. As at June 30, 2018, the $750 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2018 was 2.4% (June 30, 2017 – 1.9%), and on total long-term debt outstanding for the six months ended June 30, 2018 was 3.8% (June 30, 2017 – 3.9%).
At June 30, 2018, letters of credit and guarantees aggregating to $423 million were outstanding, including a financial guarantee of $39 million related to Oil Sands Mining and Upgrading and letters of credit of $61 million related to North Sea operations.
Medium-Term Notes
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the first quarter of 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	12	Six Months Ended June 30, 2018

10. OTHER LONG-TERM LIABILITIES

	Jun 30 2018	Dec 31 2017
Asset retirement obligations	$4,390	$4,327
Share-based compensation	405	414
Risk management (note 16)	16	103
Other (1)	88	565
	4,899	5,409
Less: current portion	401	1,012
	$4,498	$4,397
(1) Included in Other at December 31, 2017 was $469 million (US$375 million) of deferred purchase consideration paid to Marathon in March 2018.
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.7% (December 31, 2017 – 4.7%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2018	Dec 31 2017
Balance – beginning of period	$4,327	$3,243
Liabilities incurred	9	12
Liabilities acquired, net	52	784
Liabilities settled	(140)	(274)
Asset retirement obligation accretion	93	164
Revision of cost, inflation rates and timing estimates	—	(40)
Change in discount rate	—	509
Foreign exchange adjustments	49	(71)
Balance – end of period	4,390	4,327
Less: current portion	67	92
	$4,323	$4,235
Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Jun 30 2018	Dec 31 2017
Balance – beginning of period	$414	$426
Share-based compensation expense	87	134
Cash payment for stock options surrendered	(4)	(6)
Transferred to common shares	(101)	(154)
Charged to Oil Sands Mining and Upgrading, net	9	14
Balance – end of period	405	414
Less: current portion	302	348
	$103	$66
Included within share-based compensation expense for the six months ended June 30, 2018 was $6 million related to performance share units granted to certain executive employees (June 30, 2017 - $1 million).

Canadian Natural Resources Limited	13	Six Months Ended June 30, 2018

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Current corporate income tax – North America	$247	$(47)	$397	$(9)
Current corporate income tax – North Sea	7	30	8	36
Current corporate income tax – Offshore Africa	16	7	21	14
Current PRT (1) – North Sea	(16)	(72)	(20)	(73)
Other taxes	3	3	5	6
Current income tax	257	(79)	411	(26)
Deferred corporate income tax	156	110	283	138
Deferred PRT (1) – North Sea	7	52	17	60
Deferred income tax	163	162	300	198
Income tax	$420	$83	$711	$172
(1) Petroleum Revenue Tax.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2018
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,222,769	$9,109
Issued upon exercise of stock options	8,242	273
Previously recognized liability on stock options exercised for common shares	—	101
Purchase of common shares under Normal Course Issuer Bid	(10,140)	(78)
Balance – end of period	1,220,871	$9,405
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share, an increase from the previous quarterly dividend of $0.275 per common share.
Normal Course Issuer Bid
On May 16, 2018, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 61,454,856 common shares, over a 12-month period commencing May 23, 2018 and ending May 22, 2019. The Company's Normal Course Issuer Bid announced in March 2017 expired on May 22, 2018.
For the six months ended June 30, 2018, the Company purchased 10,140,127 common shares at a weighted average price of $43.52 per common share for a total cost of $441 million. Retained earnings were reduced by $363 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2018, the Company purchased 722,600 common shares at a weighted average price of $46.95 per common share for a total cost of $34 million.

Canadian Natural Resources Limited	14	Six Months Ended June 30, 2018

Stock Options
The following table summarizes information relating to stock options outstanding at June 30, 2018:

	Six Months Ended Jun 30, 2018
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	56,036	$36.67
Granted	3,100	$44.57
Surrendered for cash settlement	(298)	$33.09
Exercised for common shares	(8,242)	$33.12
Forfeited	(2,134)	$38.38
Outstanding – end of period	48,462	$37.73
Exercisable – end of period	11,548	$35.65
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2018	Jun 30 2017
Derivative financial instruments designated as cash flow hedges	$10	$44
Foreign currency translation adjustment	2	(32)
	$12	$12

Canadian Natural Resources Limited	15	Six Months Ended June 30, 2018

14. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2018, the ratio was within the target range at 39.6%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2018	Dec 31 2017
Long-term debt, net (1)	$21,215	$22,321
Total shareholders’ equity	$32,411	$31,653
Debt to book capitalization	39.6%	41.4%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
15. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Weighted average common shares outstanding – basic (thousands of shares)		1,226,021	1,150,335	1,225,820	1,131,740
Effect of dilutive stock options (thousands of shares)		6,486	7,845	6,279	8,077
Weighted average common shares outstanding – diluted (thousands of shares)		1,232,507	1,158,180	1,232,099	1,139,817
Net earnings		$982	$1,072	$1,565	$1,317
Net earnings per common share	– basic	$0.80	$0.93	$1.28	$1.16
	– diluted	$0.80	$0.93	$1.27	$1.16

Canadian Natural Resources Limited	16	Six Months Ended June 30, 2018

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Jun 30, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,611	$—	$—	$—	$2,611
Investments	—	745	—	—	745
Other long-term assets	563	19	253	—	835
Accounts payable	—	—	—	(970)	(970)
Accrued liabilities	—	—	—	(2,542)	(2,542)
Other long-term liabilities	—	(16)	—	—	(16)
Long-term debt (1)	—	—	—	(21,397)	(21,397)
	$3,174	$748	$253	$(24,909)	$(20,734)

	Dec 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,397	$—	$—	$—	$2,397
Investments	—	893	—	—	893
Other long-term assets	510	—	204	—	714
Accounts payable	—	—	—	(775)	(775)
Accrued liabilities	—	—	—	(2,597)	(2,597)
Other long-term liabilities (2)	—	(38)	(65)	(469)	(572)
Long-term debt (1)	—	—	—	(22,458)	(22,458)
	$2,907	$855	$139	$(26,299)	$(22,398)

(1)	Includes the current portion of long-term debt.

(2)	Includes $469 million (US$375 million) of deferred purchase consideration which was paid to Marathon in March 2018.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Jun 30, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$745	$745	$—	$—
Other long-term assets (4)	$835	$—	$272	$563
Other long-term liabilities	$(16)	$—	$(16)	$—
Fixed rate long-term debt (5) (6)	$(15,223)	$(16,047)	$—	$—

Canadian Natural Resources Limited	17	Six Months Ended June 30, 2018

	Dec 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$893	$893	$—	$—
Other long-term assets (4)	$714	$—	$204	$510
Other long-term liabilities	$(103)	$—	$(103)	$—
Fixed rate long-term debt (5) (6)	$(15,989)	$(17,259)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair value of the investments are based on quoted market prices.

(4)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Jun 30 2018	Dec 31 2017
Derivatives held for trading
Foreign currency forward contracts	$19	$(38)
Natural gas AECO swaps	(16)	—
Cash flow hedges
Foreign currency forward contracts	19	(71)
Cross currency swaps	234	210
	$256	$101

Included within:
Current portion of other long-term assets (liabilities)	$30	$(103)
Other long-term assets	226	204
	$256	$101

For the six months ended June 30, 2018, the Company recognized a gain of $nil (year ended December 31, 2017 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	18	Six Months Ended June 30, 2018

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2018	Dec 31 2017
Balance – beginning of period	$101	$489
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	41	(37)
Foreign exchange	156	(375)
Other comprehensive (loss) income	(42)	24
Balance – end of period	256	101
Less: current portion	30	(103)
	$226	$204
Net gain from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net realized risk management gain	$(27)	$(13)	$(46)	$(25)
Net unrealized risk management gain	(8)	(6)	(41)	(46)
	$(35)	$(19)	$(87)	$(71)
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At June 30, 2018, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

Sales contracts

	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO swaps	Jul 2018	-	Oct 2018	100,000 GJ/d	$1.01	AECO
	Jul 2018	-	Oct 2018	200,000 GJ/d	$1.08	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2018, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	19	Six Months Ended June 30, 2018

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At June 30, 2018, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	July 2018	—	Nov 2021	US$500	1.022	3.45%	3.96%
	July 2018	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at June 30, 2018 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at June 30, 2018, the Company had US$3,504 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,245 million designated as cash flow hedges.
b) Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2018, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At June 30, 2018, the Company had net risk management assets of $259 million with specific counterparties related to derivative financial instruments (December 31, 2017 – $187 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	20	Six Months Ended June 30, 2018

The maturity dates for financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$970	$—	$—	$—
Accrued liabilities	$2,542	$—	$—	$—
Other long-term liabilities	$16	$—	$—	$—
Long-term debt (1) (2)	$977	$4,127	$6,942	$9,482

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
In addition to the financial liabilities disclosed above, estimated interest and other financing payments are as follows: less than one year, $837 million; one to less than two years, $806 million; two to less than five years, $1,739 million; and thereafter, $5,370 million. Interest payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2018.

17. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	Remaining 2018	2019	2020	2021	2022	Thereafter
Product transportation and pipeline	$344	$610	$561	$541	$474	$3,892
North West Redwater Partnership service toll (1)	$46	$79	$126	$157	$158	$3,015
Offshore equipment operating leases	$91	$94	$70	$68	$7	$—
Office leases	$22	$42	$43	$40	$31	$121
Other	$61	$44	$39	$36	$39	$365

(1)
As per the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the service toll is $1,340 million of interest payable over the 30 year tolling period. See note 8.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	21	Six Months Ended June 30, 2018

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	2,327	1,692	4,169	3,611	225	142	334	332	136	102	194	229	2,688	1,936	4,697	4,172
Natural gas	229	415	569	862	28	23	67	52	16	10	35	23	273	448	671	937
Total segmented product sales	2,556	2,107	4,738	4,473	253	165	401	384	152	112	229	252	2,961	2,384	5,368	5,109
Less: royalties	(263)	(176)	(438)	(380)	(1)	(1)	(1)	(1)	(15)	(6)	(20)	(13)	(279)	(183)	(459)	(394)
Segmented revenue	2,293	1,931	4,300	4,093	252	164	400	383	137	106	209	239	2,682	2,201	4,909	4,715
Segmented expenses
Production	609	590	1,240	1,161	100	76	175	186	40	52	69	98	749	718	1,484	1,445
Transportation, blending and feedstock	699	522	1,433	1,154	6	7	12	18	—	1	1	1	705	530	1,446	1,173
Depletion, depreciation and amortization	780	773	1,558	1,572	72	156	116	401	42	42	70	100	894	971	1,744	2,073
Asset retirement obligation accretion	22	20	44	39	7	7	14	14	3	2	5	4	32	29	63	57
Risk management activities (commodity derivatives)	13	(49)	13	(101)	—	—	—	—	—	—	—	—	13	(49)	13	(101)
Gain on acquisition, disposition and revaluation of properties	—	(35)	—	(35)	(139)	—	(139)	—	—	—	—	—	(139)	(35)	(139)	(35)
Equity loss (gain) from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,123	1,821	4,288	3,790	46	246	178	619	85	97	145	203	2,254	2,164	4,611	4,612
Segmented earnings (loss) before the following	170	110	12	303	206	(82)	222	(236)	52	9	64	36	428	37	298	103
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense (recovery)
Deferred income tax expense
Net earnings

Canadian Natural Resources Limited	22	Six Months Ended June 30, 2018

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	3,266	1,537	6,464	2,682	25	23	52	48	92	149	161	202	6,071	3,645	11,374	7,104
Natural gas	—	—	—	—	—	—	—	—	45	34	79	78	318	482	750	1,015
Total segmented product sales	3,266	1,537	6,464	2,682	25	23	52	48	137	183	240	280	6,389	4,127	12,124	8,119
Less: royalties	(158)	(33)	(239)	(52)	—	—	—	—	—	—	—	—	(437)	(216)	(698)	(446)
Segmented revenue	3,108	1,504	6,225	2,630	25	23	52	48	137	183	240	280	5,952	3,911	11,426	7,673
Segmented expenses
Production	855	553	1,728	925	6	4	11	8	12	18	29	36	1,622	1,293	3,252	2,414
Transportation, blending and feedstock	323	74	648	94	—	—	—	—	114	158	200	238	1,142	762	2,294	1,505
Depletion, depreciation and amortization	372	237	776	432	4	2	7	4	—	—	—	—	1,270	1,210	2,527	2,509
Asset retirement obligation accretion	15	10	30	18	—	—	—	—	—	—	—	—	47	39	93	75
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	13	(49)	13	(101)
Gain on acquisition, disposition and revaluation of properties	—	(230)	—	(230)	—	—	—	—	—	—	—	—	(139)	(265)	(139)	(265)
Equity loss (gain) from investments	—	—	—	—	2	(10)	3	(12)	—	—	—	—	2	(10)	3	(12)
Total segmented expenses	1,565	644	3,182	1,239	12	(4)	21	—	126	176	229	274	3,957	2,980	8,043	6,125
Segmented earnings (loss) before the following	1,543	860	3,043	1,391	13	27	31	48	11	7	11	6	1,995	931	3,383	1,548
Non–segmented expenses
Administration													76	75	157	162
Share-based compensation													175	(104)	87	(77)
Interest and other financing expense													190	145	380	279
Risk management activities (other)													(48)	30	(100)	30
Foreign exchange loss (gain)													171	(347)	449	(403)
Loss (gain) from investments													29	(23)	134	68
Total non–segmented expenses													593	(224)	1,107	59
Earnings before taxes													1,402	1,155	2,276	1,489
Current income tax expense (recovery)													257	(79)	411	(26)
Deferred income tax expense													163	162	300	198
Net earnings													982	1,072	1,565	1,317

Canadian Natural Resources Limited	23	Six Months Ended June 30, 2018

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2018			Jun 30, 2017
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net (3) expenditures	Non-cash and fair value changes (2)(3)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (4)	$57	$(81)	$(24)	$89	$(99)	$(10)
North Sea	—	—	—	—	—	—
Offshore Africa	7	—	7	4	—	4
Oil Sands Mining and Upgrading	—	(7)	(7)	142	117	259
	$64	$(88)	$(24)	$235	$18	$253

Property, plant and equipment
Exploration and Production
North America	$1,283	$(101)	$1,182	$1,115	$241	$1,356
North Sea	38	214	252	76	20	96
Offshore Africa	62	—	62	33	3	36
	1,383	113	1,496	1,224	264	1,488
Oil Sands Mining and Upgrading (5)	470	(111)	359	8,480	5,777	14,257
Midstream	9	—	9	2	—	2
Head office	11	—	11	22	—	22
	$1,873	$2	$1,875	$9,728	$6,041	$15,769

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.

(3)
Net expenditures on exploration and evaluation assets and property, plant and equipment for the six months ended June 30, 2017 exclude non-cash share consideration of $3,818 million issued on the acquisition of AOSP and other assets. This non-cash consideration is included in non-cash and other fair value changes.

(4)	The above noted figures for 2017 do not include the impact of a pre-tax cash gain of $35 million on the disposition of certain exploration and evaluation assets.

(5)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	Jun 30 2018	Dec 31 2017
Exploration and Production
North America	$28,339	$28,705
North Sea	1,846	1,854
Offshore Africa	1,445	1,331
Other	46	29
Oil Sands Mining and Upgrading	40,521	40,559
Midstream	1,372	1,279
Head office	110	110
	$73,679	$73,867

Canadian Natural Resources Limited	24	Six Months Ended June 30, 2018

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2018:
Interest coverage (times)
Net earnings (1)	5.5x
Funds flow from operations (2)	12.6x

(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	25	Six Months Ended June 30, 2018